Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Expressed in thousands of U.S. Dollars – except share and per share data)

	September 30, 2011	December 31, 2010
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$231,042	$276,637
Restricted cash	4,409	6,291
Marketable Securities	2,509	—
Accounts receivable, net	24,286	24,417
Insurance claims	3,534	5,018
Due from related companies (Note 2)	2,592	2,977
Advances and other	8,971	4,789
Vessels held for sale	—	26,986
Inventories	20,558	14,011
Prepaid insurance and other	3,331	2,949
Current portion of financial instruments – Fair value (Note 7)	2,565	3,378

Total current assets	303,797	367,453

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS – FAIR VALUE, net of current portion (Note 7)	366	498
FIXED ASSETS (Notes 4)
Advances for vessels under construction	19,060	81,882
Vessels	2,780,342	2,638,550
Accumulated depreciation	(478,387)	(403,485)

Vessels’ Net Book Value	2,301,955	2,235,065

Total fixed assets	2,321,015	2,316,947

DEFERRED CHARGES, net (Note 5)	16,846	16,362

Total assets	$2,643,024	$2,702,260

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$123,461	$133,819
Payables	27,621	23,914
Due to related companies (Note 2)	2,441	779
Accrued liabilities	15,233	10,576
Accrued bank interest	6,389	6,481
Unearned revenue	10,003	9,189
Current portion of financial instruments – Fair value (Note 7)	32,862	32,486

Total current liabilities	218,010	217,244

LONG-TERM DEBT, net of current portion (Note 6)	1,424,285	1,428,648
FINANCIAL INSTRUMENTS – FAIR VALUE, net of current portion (Note 7)	24,299	36,438
STOCKHOLDERS’ EQUITY:
Common stock, $1.00 par value; 100,000,000 shares authorized; 46,153,987 issued and outstanding at September 30, 2011 and 46,081,487 issued at December 31, 2010.	46,154	46,081
Additional paid-in capital	351,574	350,946
Retained earnings	617,829	671,480

	1,015,557	1,068,507
Accumulated other comprehensive loss	(41,075)	(52,329)
Noncontrolling Interest	1,948	3,752

Total stockholders’ equity	976,430	1,019,930

Total liabilities and stockholders’ equity	$2,643,024	$2,702,260

The accompanying notes are an integral part of these interim consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars – except share and per share data)

	Three months ended September 30
	2011	2010
VOYAGE REVENUES:	$93,862	$95,519
EXPENSES:
Commissions	3,399	3,536
Voyage expenses	34,849	22,576
Vessel operating expenses	32,978	31,072
Depreciation	25,859	23,953
Amortization of deferred dry-docking costs	1,271	1,082
Management fees (Note 2(a))	3,879	3,721
General and administrative expenses	811	913
Stock compensation expense (Note 9)	73	480
Foreign currency gains	(139)	(920)
Loss on sale of vessel	—	520

Total expenses	102,980	86,933

Operating income	(9,118)	8,586

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(15,502)	(14,591)
Interest income	779	687
Other, net	(74)	(25)

Total other expenses, net	(14,797)	(13,929)

Net loss	(23,915)	(5,343)
Less: Net income attributable to the noncontrolling interest	(145)	(173)

Net loss attributable to Tsakos Energy Navigation Limited	$(24,060)	$(5,516)

Loss per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$(0.52)	$(0.14)

Loss per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.52)	$(0.14)

Weighted average number of shares, basic	46,153,987	38,183,569

Weighted average number of shares, diluted	46,153,987	38,183,569

The accompanying notes are an integral part of these interim consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars – except share and per share data)

	Nine months ended September 30
	2011	2010
VOYAGE REVENUES:	$294,367	$313,040
EXPENSES:
Commissions	10,473	11,591
Voyage expenses	92,090	67,500
Charter hire expense	—	1,905
Vessel operating expenses	97,712	95,001
Depreciation	74,945	67,851
Amortization of deferred dry-docking costs	3,572	3,532
Management fees (Note 2(a))	11,698	10,318
General and administrative expenses	3,004	2,704
Stock compensation expense (Note 9)	774	1,273
Foreign currency losses / (gains)	500	(707)
Gain on sale of vessel	(5,001)	(19,670)

Total expenses	289,767	241,298

Operating income	4,600	71,742

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(38,872)	(50,184)
Interest income	1,967	2,015
Other, net	(205)	(85)

Total other expenses, net	(37,110)	(48,254)

Net (loss)/income	(32,510)	23,488
Less: Net income attributable to the noncontrolling interest	(395)	(1,083)

Net (loss)/income attributable to Tsakos Energy Navigation Limited	$(32,905)	$22,405

(Loss)/Earnings per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$(0.71)	$0.59

(Loss)/Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.71)	$0.59

Weighted average number of shares, basic	46,106,185	37,885,747

Weighted average number of shares, diluted	46,106,185	38,219,013

The accompanying notes are an integral part of these interim consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars – except share and per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
					Shares	Amount
BALANCE, January 1, 2010		$37,671	$266,706	$679,597	754,706	$(17,863)	$(57,731)	$908,380	$5,947	$914,327
Net income	$23,488			22,405				22,405	1,083	23,488
– Proceeds from Stock Issuance Program			(156)	(5,036)	(754,706)	17,863		12,671		12,671
– Issuance of 67,050 shares of restricted share units		67	(67)					0		0
– Issuance of common stock (445,127 shares)		446	6,600					7,046		7,046
– Cash dividends paid ($0.30 per share)				(17,123)				(17,123)		(17,123)
– Cash dividends declared ($0.15 per share)				(5,728)				(5,728)		(5,728)
– Distribution from Subsidiary to non controlling interest								0	(3,462)	(3,462)
– Fair value of financial instruments	(5,578)						(5,578)	(5,578)		(5,578)
– Amortization of restricted share units			1,273					1,273		1,273

Comprehensive income	$17,910

BALANCE, September 30, 2010		$38,184	$274,356	$674,115	—	$0	$(63,309)	$923,346	$3,568	$926,914

BALANCE, January 1, 2011		$46,081	350,946	$671,480	—	$—	$(52,329)	$1,016,178	$3,752	$1,019,930
Net income/(loss)	$(32,510)			(32,905)				(32,905)	395	(32,510)
– Expenses of 2010 common stock-offering			(73)					(73)		(73)
– Issuance of 72,500 shares of restricted share units		73	(73)					0		0
– Cash dividends paid ($0.45 per share)				(20,746)				(20,746)		(20,746)
– Distribution from Subsidiary to non controlling interest								0	(2,199)	(2,199)
– Fair value of financial instruments	11,245						11,245	11,245		11,245
– Fair value of marketable securities	9						9	9		9
– Amortization of restricted share units			774					774		774

Comprehensive income	$(21,256)

BALANCE September 30, 2011		$46,154	$351,574	$617,829	—	$—	$(41,075)	$974,482	$1,948	$976,430

The accompanying notes are an integral part of these interim consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30
	2011	2010
Cash Flows from Operating Activities:
Net income	$(32,510)	$23,488
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	74,945	67,851
Amortization of deferred dry-docking costs	3,572	3,532
Amortization of loan fees	754	890
Stock compensation expense	774	1,273
Change in fair value of derivative instruments	436	9,226
Change in fair value of marketable securities	(9)	—
Gain on sale of vessels	(5,001)	(19,670)
Payments for dry-docking	(3,957)	(4,739)
(Increase) Decrease in:
Receivables	(2,182)	(8,341)
Inventories	(6,547)	(636)
Prepaid insurance and other	(382)	(2,245)
Increase (Decrease) in:
Payables	5,369	(3,772)
Accrued liabilities	4,565	5,346
Unearned revenue	814	(4,699)

Net Cash provided by Operating Activities	40,641	67,504

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(19,060)	(55,252)
Vessel acquisitions and/or improvements	(70,455)	(203,636)
Purchase of marketable securities	(2,500)	—
Proceeds from the sale of vessels	42,489	140,548

Net Cash used in Investing Activities	(49,526)	(118,340)

Cash Flows from Financing Activities:
Proceeds from long-term debt	96,650	149,000
Financing costs	(925)	(1,292)
Payments of long-term debt	(111,372)	(143,773)
Decrease in restricted cash	1,882	1,063
Proceeds from stock issuance program, net	—	19,873
Cash dividend	(20,746)	(17,123)
Distribution from subsidiary to noncontrolling interest owners	(2,199)	(3,462)

Net Cash used in Financing Activities	(36,710)	4,286

Net (decrease)/increase in cash and cash equivalents	(45,595)	(46,550)
Cash and cash equivalents at beginning of period	276,637	296,181

Cash and cash equivalents at end of period	$231,042	$249,631

The accompanying notes are an integral part of these interim consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

The consolidated balance sheet as of December 31, 2010 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2010. In June 2011, the FASB updated its guidance with regards to the presentation of Comprehensive income revising the manner in which entities present comprehensive income in their financial statements. The updated guidance eliminates the current option used by the Company to report other comprehensive income and its components in the statement of changes in equity. Instead, upon adoption, an entity can elect to present items of net income and other comprehensive income in one continuous statement—referred to as the statement of comprehensive income or in two separate, but consecutive statements. The updated guidance should be applied retrospectively, and is effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted. The updated guidance will be adopted by the Company on January 1, 2012, and is not expected to have any effect on the Company’s consolidated statement of financial position, results of operations or cash flows.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Tsakos Shipping and Trading S.A. (commissions)	1,173	1,280	4,196	5,125
Tsakos Energy Management Limited (management fees)	3,804	3,646	11,473	10,093
Tsakos Columbia Shipmanagement S.A.	315	—	920	—
Argosy Insurance Company Limited	2,686	2,454	7,673	6,966
AirMania Travel S.A.	425	76	1,284	299

Total expenses with related parties	8,403	7,456	25,546	22,483

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

Balances due from and due to related parties are as follows:

	September 30, 2011	December 31, 2010
Due from related parties
Tsakos Shipping and Trading S.A.	122	2,977
Tsakos Columbia Shipmanagement S.A.	2,470	—

Total due from related parties	2,592	2,977

Due to related parties
Tsakos Energy Management Limited	11	75
Tsakos Columbia Shipmanagement S.A.	—	56
Argosy Insurance Company Limited	2,216	612
AirMania Travel S.A.	214	36

Total due to related parties	2,441	779

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2010, monthly management fees for operating vessels were $24.0 per owned vessel and $17.7 for chartered-in vessels or for owned vessels chartered out on a bare-boat basis. From July 1, 2010, the monthly management fees for operating vessels increased to $27.0 per owned vessel except for the LNG carrier which bears a monthly fee of $32.0 of which $7.0 is paid to the Management Company and $25.0 to a third party manager. The monthly management fees for chartered-in vessels or for owned vessels chartered out on a bare-boat basis increased to $20.0. There has been no further increase since July 1, 2010.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at September 30, 2011 to pay the Management Company an amount of approximately $137,769 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (continued)): Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at September 30, 2011, scheduled for future delivery are:

Year	Amount
October to December 2011	3,927
2012	15,729
2013	15,876
2014	15,960
2015	15,960
2016 to 2021	85,863

153,315

Management fees for vessels are included in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $17.7 per vessel in the first half of 2010 and $20.0 from July 1, 2010 onwards. These fees in total amounted to $468, and $501 during the nine months ended September 30, 2011 and 2010, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and I.T. services which are borne by TCM on behalf of the Company.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Until June 30, 2010, the Management Company had appointed Tsakos Shipping to provide technical management to the Company’s vessels. From July 1, 2010 onwards, such technical management is performed by TCM, while Tsakos Shipping continues to provide services to the Company’s vessels as described below. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(c)	Tsakos Shipping and Trading S.A. (continued): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit, research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2011 and 2010, this commission was approximately 1% of the sale price of a vessel. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first nine months of 2011, $2,800 has been charged for fourteen vessels delivered between 2007 and September 2011. This amount was added to the cost of the vessels concerned and is being amortised over the remaining life of the vessels.

Up to June 30, 2010, the Management Company, at its own expense, paid technical management fees to Tsakos Shipping, and the Company paid directly to Tsakos Shipping most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos Shipping personnel sent overseas to supervise repairs and perform inspections on Company vessels. Commissions due to Tsakos Shipping by the Company have been offset against amounts due from Tsakos Shipping for advances made, and the net amount is included in Due from related Companies.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Marketable Securities

In March 2011, the Company placed $2,500 in highly liquid, low risk marketable securities which are considered to be available-for-sale for reporting purposes. The fair value of these marketable securities as of September 30, 2011 was $2,509, and the change in fair value amounting to $9 (positive) is included in Accumulated other comprehensive loss.

4.	Vessels

Acquisitions

In the first nine months of 2011, there were two scheduled deliveries of the newly constructed suezmaxes Spyros K and Dimitris P at a total cost of $148,390 of which $66,508 was paid within 2011. In the first nine months of 2010, the Company took delivery of the newbuildings Sapporo Princess and Uraga Princess at a total cost of $128,580, and acquired the panamax tankers World Harmony and Chantal for a total cost of $109,002.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

4.	Vessels (continued)

Under Construction

As at September 30, 2011, the Company had under construction two suezmax DP2 shuttle tankers. The contracts for their construction were signed on March 21, 2011 with a major Korean shipyard at a total cost of $184,000 with expected delivery in the first quarter of 2013 and in the second quarter of 2013, respectively. During the nine months period ended September 30, 2011, the Company paid $19,060 as new building advances including mainly yard installments, plus extras, supervision fees and capitalized interest, for the construction of these vessels.

Sales

In the first nine months of 2011, the Company sold the aframax tankers Opal Queen for $34,000 realizing a gain of $5,802 and Vergina II for $10,925 realizing a loss of $801, which is separately reflected in the accompanying Consolidated Statements of Income. During the first nine months of 2010, the Company sold five vessels, the suezmax Decathlon, the aframaxes Parthenon and Marathon and the panamax tankers Hesnes and Victory III realizing a net gain of $19,670.

Held for Sale

There were no vessels held for sale at September 30, 2011, while at December 31, 2010, the aframax tanker Opal Queen was classified as held for sale.

5.	Deferred Charges

Deferred charges, consisted of dry-docking and special survey costs, net of accumulated amortization, amounted to $12,607 and $12,221, at September 30, 2011 and December 31, 2010, respectively, and loan fees, net of accumulated amortization, amounted to $4,239 and $4,141 at September 30, 2011 and December 31, 2010, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

6.	Long –Term Debt

Facility	September 30, 2011	December 31, 2010
(a) Credit Facilities	1,055,189	1,127,925
(b) Term Bank Loans	492,557	434,542

Total	1,547,746	1,562,467
Less – current portion	(123,461)	(133,819)

Long-term portion	1,424,285	1,428,648

(a)	Credit facilities

As at September 30, 2011, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities at September 30, 2011 is $32,522. Interest is payable at a rate based on LIBOR plus a spread. At September 30, 2011, interest on these facilities ranged from 0.93% to 5.19%.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long –Term Debt (continued)

(b)	Term bank loans

In May 2011, the Company drew down $48,000 on a ten-year term loan related to the financing of the vessel Spyros K. In July 2011, the Company drew down $48,650 on a nine-year term loan related to the financing of the vessel Dimitris P.

Term loan balances outstanding at September 30, 2011 amounted to $492,557. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at September 30, 2011, are based on LIBOR plus a spread.

At September 30, 2011, interest on these term bank loans ranged from 0.93% to 3.00%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended September 30, 2011	1.64%
Three months ended September 30, 2010	1.67%

Nine months ended September 30, 2011	1.64%
Nine months ended September 30, 2010	1.59%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

The annual principal payments required to be made after September 30, 2011, including balloon payments totaling $776,882 due through April 2022, are as follows:

Period/Year	Amount
October to December 2011	32,082
2012	123,461
2013	155,988
2014	114,610
2015	243,754
2016	220,974
2017 and thereafter	656,877

1,547,746

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Interest expense	14,571	14,697	44,401	43,696
Less: Interest capitalized	(379)	(599)	(2,204)	(1,782)

Interest expense, net	14,192	14,098	42,197	41,914
Bunkers swap cash settlements	(1,812)	(632)	(4,726)	(2,049)
Amortization of loan fees	272	283	754	890
Bank charges	88	68	220	203

Sub-total	12,740	13,817	38,445	40,958

Amortization of deferred loss on termination of financial instruments	371	794	1,649	1,699
Change in fair value of non-hedging financial instruments	2,391	(20)	(1,222)	7,527

Sub-total	2,762	774	427	9,226

Net total	15,502	14,591	38,872	50,184

At September 30, 2011, the Company was committed to fourteen floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $848,163 on which it pays fixed rates averaging 4.59% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 11).

At September 30, 2011, the Company held eleven of the fourteen interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $624,813. The fair value of such financial instruments as of September 30, 2011 and December 31, 2010 in aggregate amounted to $37,509 (negative) and $47,105 (negative), respectively.

At September 30, 2011 and 2010, the Company held three interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during the first nine months of 2011 and 2010 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $2,167 (positive) and $4,841 (negative), respectively. In March 2010, one of these swaps that previously met hedge accounting criteria was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows are deemed probable of occurring ($3,575 at September 30, 2011), is being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during the first nine months of 2011 and 2010 was $1,143 and $891, respectively and for the next year up to September 30, 2012, amortization is expected to be $1,475. In addition, in June 2011, a vessel financed by the loan previously hedged by the de-designated swap, was sold and the loss within Accumulated other comprehensive loss of $506 that was considered to be directly associated with future cash flows, which were not probable of occurring was immediately reclassified to income. In the first nine months of 2010 an aggregate loss of $808 due to the de-designation of the swap in March 2010 and a sale of a second vessel in July 2010 was reclassified to income for the same reasons.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net (continued)

During the first nine months of 2011 and 2010, the Company held six and seven bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. During the third quarter of 2011, the Company entered into one bunker swap agreement and disposed it of prior to maturity resulting in a realized gain of $115 which is included in Bunker swap cash settlements in the table above. The fair value of these financial instruments as of September 30, 2011 and December 31, 2010 was $2,931 (positive) and $3,876 (positive), respectively.

The changes in their fair values during the nine months of 2011 and 2010 amounting to $945 (negative) and $2,545 (negative) respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

8.	Stockholders’ Equity

During the nine-month period ended September 30, 2011 the Company declared and paid dividends of $20,746 in aggregate of which $6,912 were paid on February 1, 2011 and $6,911 were paid on April 28, 2011 and $6,923 were paid on August 10 2011.

In the first nine months of 2011, Accumulated other comprehensive loss decreased with unrealized gains of $11,254 of which $9,596 (gain) resulted from changes in fair value of financial instruments, $506 of losses were reclassified to income on the sale of a vessel and $1,143 related to losses which were amortized to income on the de-designation of one interest rate swap. Also in the above gains are included $9 which resulted from changes in the fair value of marketable securities. In the first nine months of 2010, Accumulated other comprehensive loss increased with unrealized losses of $5,578 of which $7,277 (loss) resulted from changes in the fair value of financial instruments, $808 of losses were reclassified to income on sale of vessels and $891 related to losses which were amortized to income on the de-designation of one interest rate swap.

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs using the treasury stock method.

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Net (loss)/income available to common stockholders	$(24,060)	$(5,516)	$(32,905)	$22,405

Weighted average common shares outstanding	46,153,987	38,183,569	46,106,185	37,885,747
Dilutive effect of RSUs	—	—	—	333,266

Weighted average common shares – diluted	46,153,987	38,183,569	46,106,185	38,219,013

Basic (loss)/earnings per common share	$(0.52)	$(0.14)	$(0.71)	$0.59

Diluted (loss)/earnings per common share	$(0.52)	$(0.14)	$(0.71)	$0.59

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9.	Earnings per Common Share (continued)

For the three and nine months ended September 30, 2011, the RSUs are considered anti-dilutive due to the loss from continuing operations which have resulted in their exclusion from the computation of diluted earnings per common share. For the three months ended September 30, 2010, the RSUs are also considered anti-dilutive for the same reason and are excluded from the computation of diluted earnings per common share, whereas for the nine months ended September 30, 2010, there were no RSUs considered anti-dilutive and therefore they are all included in the computation of diluted earnings per common share.

10.	Commitments and Contingencies

As at September 30, 2011, the Company had under construction two DP2 suezmax shuttle tankers. The total contracted amount remaining to be paid for the two vessels under construction, was $165,600. Scheduled remaining payments as of September 30, 2011 were $18,400 payable in October 2011, $55,200 in 2012 and $92,000 in 2013.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at September 30, 2011, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
October to December 2011	46,423
2012	161,800
2013	115,541
2014	76,985
2015 to 2022	167,602

Net minimum charter payments	568,351

These amounts do not assume any off-hire.

On December 9, 2010, the Company signed two charter-party agreements with the same charterer, each for the charter of a suezmax DP2 shuttle tanker for a period of fifteen years to commence on delivery of the vessels, expected in the fourth quarter of 2012 and in the first quarter of 2013 respectively. The revenue to be generated by those vessels not delivered as at September 30, 2011 has not been included in the above table.

11.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, marketable securities, investments, and derivatives. The Company places its temporary cash investments, consisting mostly of

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

deposits, and its marketable securities primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $72,522 as compared to its carrying amount of $75,790 (Note 6). The fair value of the investment equates to the amount that would be received by the Company in the event of sale of that investment. The fair values of the marketable securities are determined through Level 1 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, while the fair values of the one long-term bank loan with a fixed interest rate and the interest rate swap agreements and bunker swap agreements discussed in Note 7 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data.

The fair value of the vessel held for sale at December 31, 2010 (Opal Queen) was determined through Level 1 based on the sales price per the Memorandum of Agreement.

The estimated fair values of the Company’s financial instruments, other than derivatives at September 30, 2011 and December 31, 2010 are as follows:

	Carrying Amount September 30, 2011	Fair Value September 30, 2011	Carrying Amount December 31, 2010	Fair Value December 31, 2010
Financial assets/(liabilities)
Cash and cash equivalents	231,042	231,042	276,637	276,637
Restricted cash	4,409	4,409	6,291	6,291
Marketable securities	2,509	2,509	—	—
Investments	1,000	1,000	1,000	1,000
Debt	(1,547,746)	(1,544,478)	(1,562,467)	(1,555,374)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

(c)	Fair value: (continued)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction.

The tables also present information with respect to gains and losses on derivative positions reflected in the statement of operations or in the balance sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	24,060	23,053
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	—	—	13,450	24,052

	Subtotal	—	—	37,510	47,105

Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	8,801	9,433
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	—	—	10,850	12,386
Bunker swaps	Current portion of financial instruments - Fair value	2,565	3,378	—	—
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	366	498	—	—

	Subtotal	2,931	3,876	19,651	21,819

	Total derivatives	2,931	3,876	57,161	68,924

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

(c)	Fair value: (continued)

The Effect of Derivative Instruments on the Statement of Financial Performance for the three and nine month periods ended September 30, 2011, and 2010

Derivatives in Cash Flow Hedging Relationships

Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)

Derivative	Amount Three months ended September 30,		Amount Nine months ended September 30,
	2011	2010	2011	2010
Interest rate swaps	1,127	(3,811)	9,596	(7,276)

Total	1,127	(3,811)	9,596	(7,276)

Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)

Derivative	Location	Amount Three months ended September 30,		Amount Nine months ended September 30,
		2011	2010	2011	2010
Interest rate swaps	Interest and finance costs, net	(371)	(794)	(1,649)	(1,699)

Total		(371)	(794)	(1,649)	(1,699)

Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)

Derivative	Location	Amount Three months ended September 30,		Amount Nine months ended September 30,
		2011	2010	2011	2010
Interest rate swaps	Interest and finance costs, net	—	—	—	(143)

Total		—	—	—	(143)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

(c)	Fair value: (continued)

Derivatives Not Designated as Hedging Instruments

Gain (Loss) Recognized on Derivative

Derivative	Location	Amount Three months ended September 30,		Amount Nine months ended September 30,
		2011	2010	2011	2010
Interest rate swaps	Interest and finance costs, net	(3,553)	(4,415)	(5,450)	(10,771)
Bunker swaps	Interest and finance costs, net	(271)	1,350	3,781	(496)

Total		(3,824)	(3,065)	(1,669)	(11,267)

The following table summarizes the fair values for assets and liabilities measured on a recurring basis as of September 30, 2011:

Recurring measurements	September 30, 2010	Quoted Prices in Active Markets for Identical Assets/(Liabilities) (Level 1)	Significant Other Observable Inputs Assets/(Liabilities) (Level 2)	Unobservable Inputs Assets/(Liabilities) (Level 3)
Interest rate swaps	(57,161)	—	(57,161)	—
Marketable Securities	2,509	2,509		—
Bunker swaps	2,931	—	2,931	—

	(51,721)	2,509	(54,230)	—

12.	Subsequent Events

(a)	On October 18, 2011, the Company announced a quarterly dividend of $0.15 per share which was paid on November 30, 2011.